THE SPENDSMART PAYMENTS COMPANY

2680 Berkshire Parkway, Suite 130

Des Moines Iowa 50325

April 22, 2014

Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The SpendSmart Payments Company

Form 10-K for the fiscal year ended September 30, 2013

Filed December 30, 2013

Form 10-Q for the quarter ended December 31, 2013

Filed February 14, 2014

File No. 000-27145

Dear Ms. Thompson:

On behalf of The SpendSmart Payments Company (the “Company”), we submit the following responses to the comments set forth in your letter dated April 1, 2014 (the “Comment Letter”) regarding the Company’s Form 10-K for the fiscal year ended September 30, 2013 filed on December 30, 2013 (the “Original Form 10-K) and Form 10-Q for the quarter ended December 31, 2013 filed on February 14, 2014 (the “Original Form 10-Q”). The comments from the Comment Letter are included below. The Company’s response follows each comment.

Form 10-K for the fiscal year ended September 30, 2013

Item 11. Executive Compensation, page 50

1.	We note your disclosure that information required by this item will be incorporated by reference from your 2013 Proxy Statement. We note similar disclosure for Item 12. You do not appear to have filed your 2013 Proxy Statement. If your Form 10-K incorporates by reference information into Part III from your proxy statement, you must file the proxy statement no later than 120 days after your fiscal year end. If you cannot file the proxy statement within that 120 day period, you can file an amended 10-K to include the Part III information; however, that amended 10-K must be filed no later than 120 days after the fiscal year end. Please either file your Proxy Statement or amend your 10-K to include all required information.

RESPONSE:	We have filed our Preliminary Proxy Statement on Form 14-A on April 22, 2014, which includes all Part III information which was not included in the Company’s Original Form 10-K.

Form 10-Q for the fiscal quarter ended December 31, 2013

Item 4. Controls and Procedures, Page 18

2.	Please amend your filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K. We remind you that the disclosures required by Item 307 and Item 308 of Regulation S-K are separate and distinct. Your disclosure that the company did not maintain effective internal controls over financial reporting as of December 31, 2013 does not provide your conclusion as to the effectiveness of your disclosure controls and procedures.

RESPONSE:	On April 11, 2014, the Company filed Amendment No. 1 to its Original Form 10-Q, which amended the Company’s disclosure in Part I, Item 4 “Controls and Procedures” of the Original Form 10-Q to clarify and include the conclusions of our principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures as of the fiscal quarter ended December 31, 2013.

The Staff requested that the Company provide the following representations in its response to the Staff comments. In connection with the Original Form 10-K and Original Form 10-Q, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We believe the foregoing information and proposed changes to the Company’s filings responds fully to the comments raised in the Comment Letter. If you have any questions or comments to this letter, please contact the undersigned.

Sincerely,

/s/ Alex Minicucci
Alex Minicucci
Chief Executive Officer